FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         January, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 6th day of January, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES COMPLETION OF PRIVATE PLACEMENT

VANCOUVER, B.C., JANUARY 6, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (TSX: CLV; OTCBB: CCBC) today announced the completion of a private placement of 1,035,000 shares at a price of Cdn$0.25 per share, generating gross proceeds of Cdn$258,750. The private placement was originally announced by news release dated December 9, 2004 and at that time the Company indicated a placement of up to 1,500,000 shares, of which 1,035,000 shares were issued. Directors, offices and employees of the Company subscribed for all of the 1,035,000 shares, which was the maximum number of shares that such non-arms-length parties were permitted to acquire under applicable Toronto Stock Exchange rules and policies. The proceeds from the private placement will be used to fund the Company’s current inventory production requirements.

In connection with the private placement, directors and/or officers of the Company acquired shares as follows: Douglas L. Mason, President and C.E.O. acquired 700,000 shares; Bruce E. Morley, C.L.O. acquired 115,000 shares; Stuart R. Ross, C.F.O. acquired 25,000 shares; Philip J. Langridge, director, acquired 100,000 shares; Neville W. Kirchmann, director, acquired 50,000 shares; and Glen D. Foreman, director, acquired 25,000 shares.

Due to the relationship between the directors and officers and the Company, the private placement is considered to be a “related party transaction” as defined under Ontario Securities Commission Rule 61-501 (the “Rule”), however, it is exempt from certain applications of the Rule on the basis that the common shares of the Company issued to the directors and officers represents less than 25% of the current market capitalization of the Company. On a diluted basis, directors and officers of the Company have collectively increased their ownership in the Company by 8.36%. The private placement shares are subject to a required four month hold period and no discounts or warrants were offered or issued in connection with the private placement.

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® oxygen enhanced water beverage and Tré Limone® which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

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Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current expectations and analyses, including the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, it product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, general economic conditions, changing beverage consumption trends of consumers, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:

Valerie Samson, Manager, Communications E-mail: vsamson@clearly.ca Tel: 800/663-5658 (USA) or 800/663-0227 (Canada)	Clive Shallow, Manager, Shareholder Relations E-mail: cshallow@clearly.ca Tel: 800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.